UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

293904108

(CUSIP Number)

Jonathan couchman

Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

ADAM FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Jonathan Couchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,717,666
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,627,496
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,717,666
	10	SHARED DISPOSITIVE POWER

2,627,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,345,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Couchman Family Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		400,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Xstelos Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,594,232
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,594,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,594,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Myrexis, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		633,264
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

633,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 293904108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 20 Commerce Drive (Suite 135), Cranford, New Jersey 07016.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Jonathan Couchman (“Mr. Couchman”), (a) with respect to the Shares directly owned by him, (b) as the sole trustee of Couchman Family Fund, and (c) as the President and Chief Executive Officer of each of Xstelos Corp. and Myrexis, Inc.;
(ii)	Couchman Family Fund, a Delaware nonprofit corporation (the “Foundation”), with respect to the Shares directly owned by it;
(iii)	Xstelos Corp. a Delaware corporation (“Xstelos”), with respect to the Shares directly owned by it; and
(iv)	Myrexis, Inc., a Delaware corporation (“Myrexis”), with respect to the Shares directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of each of Xstelos and Myrexis. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Mr. Couchman, the Foundation and Myrexis is c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020. The principal business address of Xstelos is 1105 North Market Street, Suite 1300, Wilmington, DE 19801.

(c)       The principal business of the Foundation is supporting charitable endeavors. The principal business of Xstelos is serving as a holding company. The principal business of Myrexis is serving as a holding company. The principal occupation of Mr. Couchman is serving as a private investor and as the President and Chief Executive Officer of each of Xstelos and Myrexis.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 293904108

(f)       Mr. Couchman is a citizen of the United States of America. Each of the Foundation, Xstelos and Myrexis is organized under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Couchman were purchased with personal funds in open market purchases. The Shares purchased by each of the Foundation, Xstelos and Myrexis were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 4,717,666 Shares beneficially owned by Mr. Couchman is approximately $1,311,093, including brokerage commissions.

The aggregate purchase price of the 400,000 Shares beneficially owned by the Foundation is approximately $96,627, including brokerage commissions.

The aggregate purchase price of the 1,594,232 Shares beneficially owned by Xstelos is approximately $661,119, including brokerage commissions.

The aggregate purchase price of the 633,264 Shares beneficially owned by Myrexis is approximately $88,657, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 293904108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,214,603 Shares outstanding as of February 7, 2020, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 19, 2020.

A.       Mr. Couchman

(a)	As of the close of business on April 16, 2020, Mr. Couchman beneficially owned 4,717,666 Shares. As the sole trustee of the Foundation, Mr. Couchman may be deemed to beneficially own the 400,000 Shares owned by the Foundation. As the President and Chief Executive Officer of Xstelos, Mr. Couchman may be deemed to beneficially own the 1,594,232 shares of Common Stock owned by Xstelos. As the President and Chief Executive Office of Myrexis, Mr. Couchman may be deemed to beneficially own the 633,264 shares of Common Stock owned by Myrexis.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 4,717,666
2. Shared power to vote or direct vote: 2,627,496
3. Sole power to dispose or direct the disposition: 4,717,666
4. Shared power to dispose or direct the disposition: 2,627,496
(c)	Mr. Couchman has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Xstelos and Myrexis during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	The Foundation
(a)	As of the close of business on April 16, 2020, the Foundation beneficially owned 400,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,000
(c)	The Foundation has not entered into any transactions in the Shares during the past sixty days.
C.	Xstelos
(a)	As of the close of business on April 16, 2020, Xstelos beneficially owned 1,594,232 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,594,232
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,594,232
8

CUSIP No. 293904108

(c)	The transaction in the Shares by Xstelos during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
D.	Myrexis
(a)	As of the close of business on April 16, 2020, Myrexis beneficially owned 633,264 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 633,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 633,264
(c)	The transactions in the Shares by Myrexis during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 16, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Jonathan Couchman, Couchman Family Fund, Xstelos Corp. and Myrexis, Inc., dated April 16, 2020.

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CUSIP No. 293904108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2020

/s/ Jonathan Couchman
JONATHAN Couchman

XSTELOS CORP.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

COUCHMAN FAMILY FUND

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Trustee

myrexis, inc.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

10

CUSIP No. 293904108

SCHEDULE A

Directors and Officers of Xstelos Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jonathan Couchman* Chief Executive Officer, President and Director

Adam W. Finerman Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019	USA

Directors and Officers of Myrexis, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jonathan Couchman,* Chief Executive Officer and President

Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020	USA

Michael C. Pearce Director	Chairman of Range Therapeutics LLC, a healthcare advisory firm	c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020	USA

* Mr. Couchman is a Reporting Person and, as such, the information with respect to Mr. Couchman called for by the Schedule 13D is set forth therein.

CUSIP No. 293904108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

XSTELOS CORP.

Purchase of Common Stock	19,709	0.1350	03/13/2020

MYREXIS, INC.

Purchase of Common Stock	250	0.1400	03/18/2020
Purchase of Common Stock	2,678	0.1400	03/23/2020
Purchase of Common Stock	469,551	0.1400	03/25/2020
Purchase of Common Stock	160,785	0.1400	03/26/2020